Exhibit 12.1
AXIS CAPITAL HOLDINGS LIMITED
RATIO OF EARNINGS TO FIXED CHARGES

Year ended December 31,	2012	2011	2010	2009	2008

Earnings: income before income taxes	$550,528	$61,538	$895,403	$539,861	$407,485
Add: fixed charges	67,898	66,185	58,010	34,061	33,784
Earnings for computation	$618,426	$127,723	$953,413	$573,922	$441,269

Assumed interest component of rent expense(1)	$8,849	$7,163	$5,798	$4,860	$4,583
Interest expense	59,049	59,022	52,212	29,201	29,201
Total fixed charges	$67,898	$66,185	$58,010	$34,061	$33,784

Ratio of earnings to fixed charges	9.1	1.9	16.4	16.8	13.1

Preferred share dividends(2)	$38,228	$36,875	$36,875	$36,875	$36,875
Total fixed charges and preferred share dividends	$106,126	$103,060	$94,885	$70,936	$70,659

Ratio of earnings to fixed charges and preferred share
dividends	5.8	1.2	10.0	8.1	6.2

(1)	33.3% represents a reasonable approximation of the interest factor.

(2)	Dividends have been tax effected at a 0% rate because it is presumed they will be funded from a Bermuda entity.